UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 3, 2026

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Novo Nordisk releases 2026 sales and operating profit outlook

Bagsværd, Denmark, 3 February 2026 – Novo Nordisk today announced sales and operating profit growth at constant exchange rates (CER) for 2025 and released the 2026 full-year sales and operating profit outlook at CER.

2025 sales and operating profit growth at CER

In 2025, Novo Nordisk’s sales increased by 10% and operating profit increased by 6%, compared to previously issued guidance of 8 to 11% sales growth and 4 to 7% operating profit growth1. Sales in US Operations were positively impacted by gross-to-net sales adjustments.

Profit and loss (CER)	Q4 2025	FY 2025
Sales growth	-2%	10%
Operating profit growth (EBIT)	-4%	6%

2026 sales and operating profit outlook at CER

Sales and operating profit for 2026 will be positively impacted by a reversal of sales rebate provisions of USD 4.2 billion related to the 340B Drug Pricing Program in the US. Novo Nordisk will, from 2026, present outlook for sales and operating profit using new non-IFRS measures of adjusted sales growth and adjusted operating profit growth. This is introduced to exclude certain exceptional and non-recurring effects, primarily of non-cash nature, including the impact in the first quarter of 2026 from reversal of sales rebate provisions of USD 4.2 billion related to the 340B Drug Pricing Program.

In the event of other exceptional, non-recurring items related to effects from major legal matters and major impairment losses, these will also be excluded from adjusted operating profit to enhance transparency and comparability of underlying operating performance.

1 As per the financial report for the first nine months of 2025 (Company Announcement No 31/2025).

Both adjusted sales and operating profit growth exclude positive impacts from the reversal of provision related to the 340B Drug Pricing Program. In 2025, USD 400 million has been excluded, and in 2026, USD 4.2 billion has been excluded. On a non-adjusted basis, the mid-point of sales and operating profit growth guidance for 2026, both at CER, would be -1% and 11%, respectively.

Outlook 2026 (CER)	Full year expectations 3 February
Adjusted sales growth	-5% to -13%
Adjusted operating profit growth (EBIT)	-5% to -13%

Note: On a non-adjusted basis, the mid-point of sales and operating profit growth guidance for 2026, both at CER, would be -1% and 11%, respectively.

Adjusted sales growth is expected to be -5% to -13% at CER, with fluctuations in growth rates expected across quarters. Given the current exchange rates versus the Danish krone, adjusted sales growth reported in Danish kroner is expected to be 3 percentage points lower than at CER, primarily due to depreciation of the USD/DKK exchange rate.

The outlook reflects expectations for sales growth within International Operations and expectations for a sales decline within US Operations. In 2026, the global GLP-1 market expansion is assumed to continue, enabling Novo Nordisk to increase patient reach and expand volumes. This is countered by lower realised prices, including the MFN ("Most Favoured Nations") agreement in the US and the loss of exclusivity for the semaglutide molecule in certain markets in International Operations. Lastly, positive impacts related to US gross-to-net sales adjustments during 2025 are not anticipated to reoccur.

In International Operations, the outlook is based on current growth trends, including continued volume penetration from GLP-1 treatments and market expansion, mainly within obesity, as well as intensifying competition and negative impacts from the compound patent expiry of the semaglutide molecule in certain markets. Novo Nordisk continues to roll-out Wegovy® in more markets during 2026 and expects to introduce the 7.2mg dose in a number of countries.

In US Operations, the outlook is based on current prescription trends for the injectable GLP-1 portfolio, intensifying competition as well as negative impact from reduced obesity medication coverage in Medicaid. Further, lower realised prices linked to investments in market access, amplified by the MFN agreement with the US Administration to bring GLP-1s to more Americans at a lower cost is assumed. Novo Nordisk further focuses on expanding access to Wegovy®, particularly in the self-pay channel through NovoCare® Pharmacy and collaborations with telehealth organisations. Uptake related to the launch of Wegovy® pill in January 2026 is reflected in the outlook, based on a range of assumptions related hereto such as market penetration, potential negative impact on the growth of the injectable obesity medication category as well as channel mix.

Adjusted operating profit growth is expected to be -5% to -13% at CER. Adjusted operating profit growth reported in Danish kroner is expected to be 5 percentage points lower than at CER. The expectation for adjusted operating profit growth primarily reflects the sales outlook, combined with targeted investments in current and future growth opportunities within R&D and Commercial, partly funded by re-investment of savings from the company-wide transformation in 2025 as well as further optimisation initiatives. Within R&D, investments are related to the continued expansion and progression of the early and late-stage pipeline mainly within Obesity and Diabetes, and includes impact related to acquisition of Akero Therapeutics, Inc. Commercial investments are mainly related to the GLP-1 portfolio within Obesity and Diabetes.

Other key modelling considerations and further details on the new non-IFRS measures will be available in Novo Nordisk’s full disclosure of the financial results for 2025, which will be published today, 3 February 2026. For further details regarding the reversal of sales rebate provisions related to the 340B Drug Pricing Program, please refer to section Legal matters in same release.

The above expectations are based on additional assumptions, including assumptions described on pages 18 and 19 of the Financial report for the first nine months of 2025 (Company Announcement No 31/2025).

The forward-looking statements on page 28 in the Financial report for the first nine months of 2025 (Company Announcement No 31/2025) also apply to this company announcement.

Conference call

Novo Nordisk will host a conference call for investors at 13.00 CEST on 4 February 2026, corresponding to 7.00 am EST. For more information on how to listen, please visit the investor section of novonordisk.com.

About Novo Nordisk

Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 68,800 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Publication of inside information pursuant to Market Abuse Regulation, Article 17.

Contacts for further information

Media:
Ambre James-Brown	Liz Skrbkova (US)
+45 3079 9289	+1 609 917 0632
globalmedia@novonordisk.com	lzsk@novonordisk.com

Investors:
Michael Novod	Jacob Martin Wiborg Rode
+45 3075 6050	+45 3075 5956
nvno@novonordisk.com	jrde@novonordisk.com

Max Ung	Sina Meyer
+45 3077 6414	+45 3079 6656
mxun@novonordisk.com	azey@novonordisk.com

Alex Bruce	Christoffer Sho Togo Tullin
+45 34 44 26 13	+45 3079 1471
axeu@novonordisk.com	cftu@novonordisk.com

Frederik Taylor Pitter
+1 609 613 0568
fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 03 / 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 3, 2026	NOVO NORDISK A/S Maziar Mike Doustdar Chief Executive Officer